貝克·麥堅時律師事務所

RECEIVED

2008 JUN -5 P 1:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08003057

PROCESSED

JUN 1 0 2008

THOMSON REUTERS

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Washington, DC

June 2, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English translation of such documents relating to the Company which were made public since February 12, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since February 12, 2008

1. Overseas Regulatory Announcement dated February 27, 2008 by the Company regarding the Announcement in respect of Resolutions of the 20th Meeting of the 5th Session of the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

2. Overseas Regulatory Announcement dated April 10, 2008 by the Company regarding the Announcement of the Resolutions of the 22nd Meeting of the 5th Session of the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

3. Overseas Regulatory Announcement dated April 10, 2008 by the Company regarding the Announcement on Resolutions from the 9th Meeting of the 5th Supervisory Committee of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

4. Overseas Regulatory Announcement dated April 10, 2008 by the Company regarding the Announcement on Connected Transaction of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

5. Overseas Regulatory Announcement dated April 30, 2008 by the Company regarding The First Quarterly Report 2008 of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

6. Overseas Regulatory Announcement dated May 8, 2008 by the Company regarding the Announcement with respect to (1) Resolutions of the 24th Meeting of the 5th Session of the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited (2) Notice convening the Shareholders' General Meeting 2007 of Shanghai Jin Jiang International Hotels Development Company Limited and the brief English translation of such announcement.

END

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司
(於中華人民共和國註冊成立的股份有限公司)

(股份代號:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2008年2月27日於上海和香港發佈:

上海錦江國際酒店發展股份有限公司

第五屆董事會第二十次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第二十次會議於2008年2月25日以通訊方式召開,與會董事共15人,佔董事會成員的100%。會議審議並通過了以下議案:

一、審議關於制定《獨立董事年報工作制度》的議案;

表決結果:15票同意,0票反對,0票棄權。

二、審議關於修訂《董事會審計委員會工作細則》的議案;

表決結果:15票同意,0票反對,0票棄權。

《獨立董事年報工作制度》、《董事會審計委員會工作細則》詳見上海證券交易所網站(www.sse.com.cn)。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年2月27日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年2月26日

於本公告刊發日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生及康鳴先生；非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱(Shanghai Jin Jiang International Hotels (Group) Company Limited)登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the following announcement will be released on 27 February 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited

Announcement in respect of Resolutions of the 20th Meeting of the 5th Session of the Board of Directors

The Company and all members of the Board of Directors hereby warrant that the information contained in this announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions herein.

The 20th meeting of the 5th Session of the Board of Directors of the Company (the "Meeting") was convened on 25 February 2008 by means of telecommunication. 15 Directors, representing 100% of members of the Board of Directors, attended the Meeting, in which the following resolutions were considered and approved:

I. Considered the resolution in respect of formulating the *Annual Reporting*

System for Independent Directors;

Voting results: votes in favour of: 15; votes against: 0; votes abstained: 0.

II. Considered the resolution in respect of amendments to the *Working Rules for the Audit Committee of the Board of Directors*;

Voting results: votes in favour of: 15; votes against: 0; votes abstained: 0.

For details of the *Annual Reporting System for Independent Directors* and the *Working Rules for the Audit Committee of the Board of Directors*, please refer to the website of Shanghai Stock Exchange: www.sse.com.cn.

By Order of the Board of Directors

Shanghai Jin Jiang International Hotels Development Company Limited

27 February 2008

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the PRC
26 February 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the INEDs are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** This company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2008年4月10日於上海和香港發佈：

上海錦江國際酒店發展股份有限公司
第五屆董事會第二十二次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司於2008年3月28日以書面方式發出了關於召開第五屆董事會第二十二次會議的通知，會議於2008年4月8日下午在上海海侖賓館召開，應到董事15名，實到董事15名。符合《公司法》和《公司章程》的有關規定。公司監事會成員列席了本次會議。會議審議並通過了如下決議：

一、2007年度董事會報告；

表決結果：15票同意，0票反對，0票棄權。

二、2007年年度報告及摘要；

表決結果：15票同意，0票反對，0票棄權。

三、2007年度財務決算報告；

表決結果：15票同意，0票反對，0票棄權。

四、2007年度利潤分配預案；

經普華永道中天會計師事務有限公司審計，母公司2007年度實現稅後利潤241,224,846元，依法提取法定盈餘公積24,122,485元，加上上年末可分配利潤209,731,424元，減去分配的2006年股利180,972,222元，全年可供全體股東分配的利潤為245,861,563元。擬按2007年末的總股本603,240,740股為基數，向全體股東每10股派發人民幣3.50元現金紅利(含稅)，B股股利折算成美元支付，其折算匯率按照公司股東大會通過股利分配決議日下一個工作日中國人民銀行公佈的美元兑人民幣的中間價確定；尚餘34,727,304元，列入未分配利潤轉至下一年度。

以上利潤分配預案提請股東大會審議通過。

表決結果：15票同意，0票反對，0票棄權。

五、關於2007年度高級管理人員薪酬的議案；

2007年度公司經營層完成年初董事會下達的年度經營目標，同意計發報酬總額為219.5萬元(不含獨立董事)。

在本公司領取薪酬的4名董事回避表決。

表決結果：11票同意，0票反對，0票棄權。

六、關於支付會計師事務所審計費用的議案；

報告期內本公司繼續聘任普華永道中天會計師事務所有限公司擔任本公司2007年度財務報表審計業務的會計師事務所，根據雙方簽訂的《審計業務約定書》，本公司就2007年度財務報表審計向普華永道中天會計師事務所有限公司支付審計專業服務費計125萬元(不含食宿和交通費)。

以上議案提請股東大會審議通過。

表決結果：15票同意，0票反對，0票棄權。

七、關於2008年度續聘會計師事務所的議案；

根據董事會審計委員會提議，董事會建議繼續聘請普華永道中天會計師事務所有限公司擔任本公司2008年度財務報表審計業務的會計師事務所，並授權公司管理層根據市場慣例與會計師事務所協商確定其酬金。

以上議案提請股東大會審議通過。

表決結果：15票同意，0票反對，0票棄權。

八、關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案；

(詳見關聯交易公告)。

因上海錦江國際酒店(集團)股份有限公司(以下簡稱「錦江酒店集團」)系本公司控股股東,此次交易屬關聯交易。錦江國際(集團)有限公司(以下簡稱「錦江國際」)系本公司實際控制人,根據《上海證券交易所股票上市規則》規定,在錦江國際、錦江酒店集團任職的本公司5名董事回避表決。

表決結果:10票同意,0票反對,0票棄權。

九、關於授權公司管理層全權辦理出售持有其他上市公司流通股份具體事宜的議案;

鑒於本公司持有的其他上市公司的限售流通股將逐步上市流通,董事會決定授權公司管理層全權辦理出售公司持有其他上市公司流通股份的具體事宜。將於2008年上市流通的限售流通股包括:

「交通銀行」(證券代碼:601328) 801,400股、

「全聚德」(證券代碼:002186) 1,000,000股。

表決結果:15票同意,0票反對,0票棄權。

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年4月10日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海,2008年4月9日

於本公告日期,執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生,非執行董事為沈懋興先生,獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement was released on 10 April 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Co., Ltd.

Resolutions on the 22th Meeting of the 5th Board of Directors

Board of Directors of **Shanghai Jinjiang International Hotels Development Co., Ltd** *and directors guarantee the correctness, accuracy and completeness of the contents of information disclosure and confirm that there are no material omissions or errors which would render any statement misleading.*

We announced that written notice on holding the 22nd meeting of the 5th Board of Directors of Shanghai Jinjiang International Hotels Development Co., Ltd was issued on 28 Mar. 2008. The meeting was held in Sofitel Hyland Shanghai, and 15 directors attended the meeting, which was in accordance with relevant provisions stipulated in the Company Law and Articles of Association. The Supervisory Committee attended the meeting. The following resolutions were reviewed and approved at the meeting:

I. Report of the Board of Directors 2007;

Voting result: 15 votes for, 0 against, and 0 abstention.

II. Annual Report 2007 and its summary;

Voting result: 15 votes for, 0 against, and 0 abstention.

III. Final Financial Report 2007

Voting result: 15 votes for, 0 against, and 0 abstention.

IV. Profit Distribution Proposal 2007;

Audit by PricewaterhouseCoopers Certified Public Accountants Co., Ltd, parent company realized profit after tax RMB 241,224,846 in 2007, withdrew statutory surplus reserve RMB 24,122,485 in accordance with the law, profit available for distribution at the ending of the last year was RMB 209,731,424, deducted dividend of 2006 RMB 180,972,222, distributable profit for all shareholders was RMB 245,861,563. Based on the total share capital of the Company for the end of 2007 amounting to 603,240,740 shares, distribution of cash dividends will be made at the rate of RMB 3.5 (tax included) for every 10 shares, dividends of B share shall be translated into USD at the foreign exchange rate of median price issued by Bank of China on the working day immediately following the approval of the dividend distribution plan at the Shareholders' General Meeting of the Company. Balance was RMB 34,727,304, and the undistributed profit will be transferred to the next year.

The above profit distribution proposal submitted to the Shareholders' General Meeting for approval.

Voting result: 15 votes for, 0 against, and 0 abstention.

V. Resolution on Remuneration for senior management 2007;

In 2007, the management of the Company implemented the annual operation object adopted by the Board of Directors at the year-begin, and agreed to pay remuneration amounting to RMB 2.195 million (excluded remuneration for

independent directors).

The four directors who collected remuneration from the Company withdrew from the voting.

Voting result: 11 votes for, 0 against, and 0 abstention.

VI. Resolution on Reappointment of Certified Public Accountants' Firm 2008

In the report period, the Company retained PricewaterhouseCoopers Certified Public Accountants Co., Ltd as auditor of the Company who was responsible for auditing the financial statements of 2007. According to Appointment Letter on Audit signed by both parties, the Company paid audit expense to PricewaterhouseCoopers Certified Public Accountants Co., Ltd RMB 1.25 million (excluded expense of room & board and communication)

The above resolution was submitted to the Shareholders' General Meeting for approval.

Voting result: 15 votes for, 0 against, and 0 abstention.

VII. Resolution on Reappointment of Certified Public Accountants' Firm 2008;

According to proposal of the Audit Committee, the Board of Directors proposed to reappoint PricewaterhouseCoopers Certified Public Accountants Co., Ltd as auditor of the Company who was responsible for auditing the financial statements in 2008 and authorized the managements to confirm the remuneration according to market standard and negotiation with the certified public accountants firm.

The above resolution was submitted to the Shareholders' General Meeting for approval.

Voting result: 15 votes for, 0 against, and 0 abstention.

VIII. Resolution on Execution of Ongoing Connected Transactions of the Company in 2007 and Ongoing Connected Transactions Budget in 2008;

(Details referred to announcement on connected transaction)

Owing to Shanghai Jinjiang International Hotels (Group) Co., Ltd (referred to as

"Jinjiang Hotels" hereinafter) was the controlling shareholder of the Company, the transaction was associated transaction. Jinjiang International (Group) Co., Ltd (referred to as "Jingjiang International" hereinafter) was actual controller of the Company, and five directors of the Company who held a post in Jingjiang International or Jinjiang Hotels withdrew from voting in accordance with provisions stipulated in Rules for Listing Shares in Shanghai Stock Exchange..

Voting result: 10 votes for, 0 against, and 0 abstention.

IX. Resolution on Detailed Matters concerning Authorization of the management to Handle sales of Current Shares of other listed companies held by the Company;

In view of listing of the shares with trading restriction of other listed companies held by the Company step by step, the Board of Directors decided to authorize the managements handling sales of current shares of other listed companies held by the Company. Listed shares with trading restriction in 2008 including:

Bank of Communications (Code of Stock: 601328) 801,400 shares

Quanjude (Code of Stock: 002186) 1,000,000 shares

Voting result: 15 votes for, 0 against, and 0 abstention.

Board of Directors

Shanghai Jinjiang International Hotels Development Co., Ltd.

10 Apr. 2008

By Order of the Board

Shanghai Jin Jiang International Hotels (Group) Company Limited

Kang Ming, Yuen Chin Yau

Joint Company Secretaries

Shanghai, China, 9 April 2008

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代號:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2008年4月10日於上海和香港發佈:

上海錦江國際酒店發展股份有限公司
第五屆監事會第九次會議決議公告

本公司第五屆監事會第九次會議於2008年4月8日在上海海侖賓館召開,全體監事均出席會議,符合《公司法》和《公司章程》的有關規定。會議審議並通過了以下議案:

1、2007年度監事會報告;

表決結果:6票同意,0票反對,0票棄權。

2、2007年年度報告及其摘要;

表決結果:6票同意,0票反對,0票棄權。

3、2007年度財務決算報告;

表決結果:6票同意,0票反對,0票棄權。

4、關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案。

表決結果:6票同意,0票反對,0票棄權。

公司監事會根據《證券法》第68條的規定和《公開發行證券的信息披露內容與格式準則第2號年度報告的內容與格式》(2007年修訂)的有關要求，對公司2007年年度報告進行了認真嚴格的審核，並提出如下書面審核意見，監事會認為：

1、公司2007年年度報告的編製和審議程序，符合法律、法規、公司章程和公司內部管理制度的各項規定。

2、公司2007年年度報告的內容真實、準確、完整，沒有虛假記載、誤導性陳述或重大遺漏。

3、公司監事會在提出審核意見前，沒有發現參與公司2007年年度報告編製和審議的人員有違反保密規定的行為。

因此，公司監事會保證公司公告的內容真實、準確、完整，沒有虛假記載，誤導性陳述或重大遺漏。

同時，監事會認為：公司關於2008年度擬發生關聯交易審議程序合法、依據充分；關聯董事對上述事宜回避表決。所涉及事項尚需獲得股東大會批准，該關聯交易的關聯人上海錦江國際酒店(集團)股份有限公司在股東大會上將回避表決。

特此公告。

上海錦江國際酒店發展股份有限公司監事會

2008年4月10日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年4月9日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement was released on 10 April 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

SHANGHAI JINJIANG INTERNATIONAL HOTELS DEVELOPMENT CO., LTD.

ANNOUNCEMENT ON RESOLUTIONS FROM THE NINTH MEETING OF THE FIFTH SUPERVIOSRY COMMITTEE

The Ninth Meeting of the Fifth Supervisory Committee of the Company held in Shanghai Hailun Hotel on Apr. 8, 2008, and all supervisors attended the meeting, which was in line with the relevant regulations of the Company Law and Articles of Association. The proposals examined and approved in this meeting were as follows:

1. Report of Supervisory Committee for 2007;

Voting result: 6 votes in favor, 0 vote against and 0 abstention

2. Annual Report 2007 and its summary;

Voting result: 6 votes in favor, 0 vote against and 0 abstention

3. Final Accounts Report for 2007;

Voting result: 6 votes in favor, 0 vote against and 0 abstention

4. Proposal on the implementation of ongoing connected transactions in 2007 and proposed ongoing connected transactions for 2008

Voting result: 6 votes in favor, 0 vote against and 0 abstention

In accordance with the relevant requirement from No. 68 of Securities Law and Contents and Formats of Information Disclosure by Companies Offering Securities to the Public No.2- Contents and Formats of Annual Report (Revised in 2007), the Supervisory Committee of the Company examined the Annual Report 2007 seriously and strictly, and furnished the examinations opinions as follows. The Supervisory Committee believed that:

1. The compilation and approval procedure of Annual Report 2007 abided by the laws, rules, Articles of Association and all regulations of rules on internal control of the Company.

2. This Annual Report 2007 didn't contain any false or misleading statements or omit any material facts and all information set forth herein was true, accurate and complete.

3. The Supervisory Committee of the Company didn't find any persons who had taken part in compilation and examination activities of Annual Report 2007 violating the confidentiality provisions.

Therefore, the Supervisory Committee of the Company ensured that all information in this announcement was true, accurate and complete, and didn't contain any false or misleading statements or omit any material facts.

Meanwhile, the Supervisory Committee believed that: the examination procedure of proposed ongoing connected transactions for 2008 was legal with sufficient basis; the related directors have withdrawn from the voting process. All mentioned matters are subject to approval at the shareholders' general meeting, Shanghai Jinjiang International Hotels (Group) Company Limited as a related party to the connected transactions will withdraw from the voting process.

Notice is hereby given.

Shanghai Jinjiang International Hotels Development Co., Ltd.

Supervisory Committee

Apr. 10, 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 9 April 2008

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代號:2006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2008年4月10日於上海和香港發布:

上海錦江國際酒店發展股份有限公司
關聯交易公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、公司2007年度日常關聯交易執行情況

(一)酒店管理

單位:萬元

關聯人	2007年度交易金額
上海錦江飯店有限公司	872.5
上海錦江國際酒店(集團)股份有限公司新錦江大酒店	542.8
上海銀河賓館有限公司	576.3
上海虹橋賓館有限公司	582.8
上海市上海賓館有限公司	521.7
上海華亭賓館有限公司	436.6
錦江酒店集團及其下屬其他酒店服務類企業	1,541.3
合計	5,074.0

(二)銷售貨物

關聯人	單位：萬元 2007年度交易金額
錦江之星旅館有限公司、上海錦江國際旅館投資有限公司	2,901.1
上海華亭賓館有限公司	1,029.2
上海銀河賓館有限公司	1,077.1
上海錦江國際酒店(集團)股份有限公司新錦江大酒店	993.1
上海錦江飯店有限公司	904.3
上海市上海賓館有限公司	946.7
上海虹橋賓館有限公司	828.6
錦江國際、錦江酒店集團及其下屬其他酒店服務類企業	3,228.2
合計	11,908.3

(三)財務公司存款

單位：萬元

關聯人	2007年度 累計存款金額	2007年12月31日 存款餘額
錦江國際集團財務有限責任公司	123,934.6	50,016.0

二、公司2008年度擬發生關聯交易情況 — 財務公司存款

1、 公司根據《上海證券交易所股票上市規則》(以下簡稱「《股票上市規則》」)的相關規定，結合本公司以往的實際情況，對本公司2008年度關聯財務公司存款餘額進行了預計。

單位：萬元

關聯交易類別	關聯人	2008年度預計存款 餘額最高上限	2007年12月31日 存款餘額
財務公司存款	錦江國際集團財務有限責任公司	80,000	50,016

2、關聯方基本情況：

企業名稱：　　錦江國際集團財務有限責任公司

企業類型：　　有限責任公司(國內合資)

法定代表人：　陳文君

註冊資本：　　人民幣30,000萬元

住所：　　　　上海市長樂路191號

主營業務：吸收成員單位存款，發行財務公司債券，同業拆借，對成員單位辦理貸款及融資租賃；辦理成員單位商業匯票的承兑及貼現；辦理成員單位的委托貸款及委托投資，辦理成員單位之間人民幣內部轉帳結算業務等及經中國銀行業監督管理委員會批准的其他業務。

與上市公司的關聯關係：上海錦江國際酒店(集團)股份有限公司之控股子公司

3、關聯交易的目的：

本公司及下屬企業將部分結算資金或閑置資金存入錦江國際集團財務有限責任公司(經批准的非銀行金融機構)，主要是可以降低結算成本，提高存款收益，並獲得便利、優質的服務。

三、審議程序

(一)本公司五屆二十二次董事會審議通過了上述關聯交易的議案。因上海錦江國際酒店(集團)股份有限公司(以下簡稱「錦江酒店集團」)系本公司控股股東，此次交易屬關聯交易。錦江國際(集團)有限公司(以下簡稱「錦江國際」)系本公司實際控制人，根據《股票上市規則》規定，在錦江國際、錦江酒店集團任職的本公司5名董事回避表決。

(二)公司獨立董事參與了關聯交易議案的表決，並對2008年度擬發生關聯交易發表了獨立意見：根據《股票上市規則》的要求，結合公司以往的實際情況，對財務公司存款進行了預計。公司的本次關聯交易議案的表決程序符合有關規定，不存在損害公司及其他股東特別是中、小股東的利益。

(三)上述事項尚需獲得股東大會批准，該關聯交易的關聯人錦江酒店集團在股東大會上將回避表決。

四、備查文件目錄

1、公司五屆二十二次董事會決議；

2、經獨立董事簽字確認的獨立董事意見。

上海錦江國際酒店發展股份有限公司董事會

2008年4月10日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年4月9日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement was released on 10 April 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Co., Ltd.

Announcement on Connected transaction

Shanghai Jinjiang International Hotels Development Co., Ltd (hereinafter referred to as the Company) and all members of the Board of Directors hereby warrant that this public notice does not contain any false or misleading statements or omit any material facts and all information set forth herein are true, accurate and complete.

I. Execution of the ongoing connected transactions of the Company in 2007

(I) Hotel management

Unit: RMB' 0000

Related party	Transaction amount in 2007
Shanghai Jinjiang Hotel Co., Ltd.	872.5

Shanghai Jin Jiang International Hotel (Group) Company Limited, New Jinjiang Hotel	542.8
Shanghai Galaxy Hotel Co., Ltd.	576.3
Shanghai Rainbow Hotel Co., Ltd.	582.8
Shanghai Hotel Co., Ltd.	521.7
Shanghai Hua Ting Hotel Co., Ltd.	436.6
Other subsidiary hotel service enterprise of Jinjiang Hotel Group	1541.3
Total	5074.0

(II) Sales

Unit: RMB' 0000

Related party	Transaction amount in 2007
Jinjiang Star Inn Co., Ltd. 、 Shanghai Jinjiang International Hotels Investment Co., Ltd.	2901.1
Shanghai Hua Ting Hotel Co., Ltd.	1029.2
Shanghai Galaxy Hotel Co., Ltd.	1077.1
Shanghai Jin Jiang International Hotel (Group) Company Limited, New Jinjiang Hotel	993.1
Shanghai Jinjiang Hotel Co., Ltd.	904.3
Shanghai Hotel Co., Ltd.	946.7
Shanghai Rainbow Hotel Co., Ltd.	828.6
Jinjiang International, Jinjiang Hotel Group and other subordinate hotel service enterprise	3228.2
Total	11908.3

(III) Deposit with financial company

Unit: RMB' 0000

Related party	Accumulated deposit amount in 2007	Deposit balance on Dec. 31, 2007
Jinjiang International Group Finance Co., Ltd.	123934.6	50016.0

II. Proposed connected transaction of the Company in 2008 -- Deposit with Financial Company

1. According to the related regulations of the Stock Listing Rules of Shanghai Stock Exchange (hereinafter referred to as Stock Listing Rules), taking into account historical transactions of the Company, the Company estimated the deposit balance of the Company in related financial company for the year 2008.

Unit: RMB' 0000

Classification of connected transaction	Related party	The highest limit of deposit balance estimated for 2008	Deposit balance as at Dec. 31, 2007
Deposit of financial company	Jinjiang International Group Financial Co., Ltd.	80,000	50,016

2. The Basic information of related parties:

Name of enterprise: Jinjiang International Group Finance Co., Ltd.

Type of enterprise: Limited Company (Domestic Joint Venture Company)

Legal representative: Chen Wenjun

Registered capital: RMB 300 million

Address: No. 191, Chang Le Road, Shanghai

Main business: absorb deposit from membership companies, issue bond of financial company, inner-bank borrowing, conduct loan and financing lease for membership

companies, conduct the cashing and discounts of commercial bills for membership companies, conduct entrusted loan and entrusted investment for membership companies, and internal transfer, accounting among member companies. Other businesses approved by the People's bank of China.

Related relationship with listed company: shareholding subsidiary of Shanghai Jin Jiang International Hotels (Group) Co., Ltd.

3. Purpose of connected transaction

The Company and its subsidiary enterprise will deposit Settlement Funds and Idle Funds into Jinjiang International Group Finance Co., Ltd. (authorized non-banking financial institution), which can reduce the settlement cost, improve deposit income and get convenient & quality service.

III. Procedure of examination and approval

(I) The 22nd meeting of the 5th Board of Directors of the Company examined and approved the proposals on the above connected transaction. As Shanghai Jinjiang International Hotels (Group) Co., Ltd. (hereinafter referred to as Jinjiang Hotel Group) is the controlling shareholder of the Company, thus the said transaction constitutes a connected transaction. Jinjiang International (Group) Co. Ltd. (hereinafter referred to as Jinjiang International) is the de facto controller of the Company. In accordance with the regulations of the Stock Listing Rules, 5 directors who are appointed in Jinjiang Hotel Group and Jinjiang International abstained from voting.

(II) Independent directors of the Company took part in the voting on connected transaction proposals, and they issued the independent opinion about connected transaction to be occurred in 2008: according to the requirements of Stock Listing Rules, the Company estimated the deposit of financial company in accordance with

historical transaction records. The voting procedure of such connected transaction proposal was in compliance with the relevant regulations, which did not infringe the benefits of the Company and other shareholders, especially for minority shareholders.

(III) The above matter need to be submitted to the Shareholders' General Meeting for approval, the related party, Jinjiang Hotel Group, related to such transaction would abstain from voting.

IV. Documents Available for Inspection

1. Resolution of the 22nd meeting of the 5th Board of Directors of the Company;

2. Opinion of independent director signed and endorsed by independent director.

Board of Directors

Shanghai Jinjiang International Hotels Development Co., Ltd.

Apr. 10, 2008

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau|
Joint Company Secretaries

Shanghai, China, 9 April 2008

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name*

"Shanghai Jin Jiang International Hotels (Group) Company Limited".

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2008年4月30日於上海和香港發佈:

上海錦江國際酒店發展股份有限公司
2008年第一季度報告正文

§1 重要提示

1.1 本公司董事會、監事會及其董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

1.2 公司全體董事出席董事會會議。

1.3 公司第一季度財務報告未經審計。

1.4 公司負責人董事長俞敏亮先生、主管會計工作負責人首席執行官陳灝先生及會計機構負責人副總裁盧正剛先生聲明:保證本季度報告中財務報告的真實、完整。

2.1 主要會計數據及財務指標

幣種：人民幣

	本報告期末	上年度期末	本報告期末比上年度期末增減(%)
總資產(元)	4,263,228,727	6,262,493,837	–31.92
歸屬於上市公司股東的所有者權益(或股東權益)(元)	3,509,400,923	4,973,465,013	–29.44
歸屬於上市公司股東的每股淨資產(元)	5.8176	8.2446	–29.44

	年初至報告期期末	比上年同期增減(%)
經營活動產生的現金流量淨額(元)	7,467,921	138.47
每股經營活動產生的現金流量淨額(元)	0.0124	138.47

	報告期	年初至報告期期末	本報告期比上年同期增減(%)
歸屬於上市公司股東的淨利潤(元)	68,886,951	68,886,951	23.50
基本每股收益(元)	0.1142	0.1142	23.50
扣除非經常性損益後基本每股收益(元)	0.1130	0.1130	22.26
稀釋每股收益(元)	0.1142	0.1142	23.50
全面攤薄淨資產收益率(%)	1.96	1.96	減少0.70個百分點
扣除非經常性損益後全面攤薄淨資產收益率(%)	1.94	1.94	減少0.72個百分點

非經常性損益項目	年初至報告期期末金額(元)
除上述各項之外的其他營業外收支淨額	–991,394
所得税影響	247,849
合計	–743,545

註：淨資產收益率和歸屬於上市公司股東的所有者權益、歸屬於上市公司股東的每股淨資產等會計數據和財務指標，系根據新企業會計準則有關規定，對2008年第一季度末持有的長江證券等可供出售金融資產以其2008年3月31日於上海證券交易所(或深圳證券交易所)收盤價為公允價值計算，因而與比較期間同類數據和指標產生較大的變動。

如果扣除上述可供出售的金融資產期末公允價值的變動，則報告期末歸屬於上市公司股東的每股淨資產比上年期末同口徑增加0.1142元，增長3.25%；全面攤薄淨資產收益率比上年同期增加0.49個百分點。

2.2 報告期末股東總人數及前十名無限售條件股東持股情況表

單位：股

報告期末股東總數(戶)　66,940戶(其中：A股股東33,463戶，B股股東33,477戶)

前十名無限售條件流通股股東持股情況

股東名稱(全稱)	**期末持有無限售條件流通股的數量**	**種類**
上海錦江國際酒店(集團)股份有限公司	44,932,040	人民幣普通股
雙錢集團股份有限公司	8,541,951	人民幣普通股
大成精選增值混合型證券投資基金	6,343,376	人民幣普通股
華夏紅利混合型開放式證券投資基金	5,605,751	人民幣普通股
上海嘉海投資有限公司	4,823,200	人民幣普通股
HSBC FS, HTSG A/C 9006G A/C 11-01960	4,431,398	境內上市外資股
中海能源策略混合型證券投資基金	3,844,303	人民幣普通股
華夏行業精選股票型證券投資基金(LOF)	2,745,176	人民幣普通股
日興資產管理有限公司 —日興AM中國人民幣A股母基金	2,499,969	人民幣普通股
交銀施羅德穩健配置混合型證券投資基金	2,184,259	人民幣普通股

2.3 報告期內經營活動總體狀況的簡要回顧

公司第一季度實現營業收入19,989萬元，同比增長1.69%；實現營業利潤7,929萬元，同比增長19.44%，實現歸屬於上市公司股東的淨利潤6,889萬元，同比增長23.50%。公司主營業務繼續穩定發展，並取得了較好的業績。其中：

酒店投資營運方面，公司持股滿20%且營業滿一個會計年度的四家高星級酒店第一季度平均出租率為71.9%，同比下降0.5個百分點；平均房價988元，同比下降3.4%。

星級酒店管理方面，錦江國際酒店管理公司第一季度淨增1家星級酒店管理項目，增加客房308間，實現管理業務收入2,496萬元，同比增長5.81%。

餐飲與食品方面，上海肯德基有限公司第一季度新增門店7家，實現營業收入52,757萬元，同比增長27.69%；上海新亞大家樂餐飲有限公司第一季度實現營業收入4,887萬元，同比增長5.45%；上海吉野家快餐有限公司實現營業收入987萬元，同比增長28.46%；上海錦江同樂餐飲管理有限公司實現營業收入438萬元，同比增長194.28%。

2.4 部分行業的營業收入、營業成本和成本率情況

單位：元　幣種：人民幣審計類型：未經審計

分行業	營業收入	營業成本	成本率(%)
酒店營運業務	123,406,156	22,950,717	18.60
酒店管理業務	24,957,371	406,780	1.63
餐飲與食品業務	4,912,548	2,541,501	51.73
物品供應業務	45,813,430	43,873,577	95.77

註：報告期內公司附屬分公司上海新亞明珠大酒店實施全面裝修，上年同期該酒店營業收入為183萬元。

§3 重要事項

3.1 公司主要會計報表項目、財務指標大幅度變動的情況及原因

✓適用　□不適用

3.1.1 合併資產負債表項目變動的情況及原因

單位：萬元幣種：人民幣

項目	2008年3月31日	2008年1月1日	變動 金額	%
應收票據	5	11	–6	–60
預付賬款	118	198	–80	–40
應收股利	9,680	151	+9,529	+6,295
其他應收款	1,704	3,210	–1,506	–47
可供出售金融資產	191,257	395,650	–204,393	–52
在建工程	1,770	865	905	+105
預收賬款	1,677	2,428	–751	–31
應付股利	67	643	–576	–90
遞延所得稅負債	44,007	95,105	–51,098	–54
資本公積	209,055	362,350	–153,295	–42

合併資產負債表部分項目變動原因簡要分析：

1) *應收票據*

期末5萬元，期初11萬元，下降60%，主要系本公司附屬公司上海海侖賓館有限公司收回貨款所致。

2) *預付賬款*

期末118萬元，期初198萬元，下降40%，主要系本公司附屬分、子公司收到期初預付供應商採購的貨物所致。

3) *應收股利*

期末9,680萬元，期初151萬元，上升約63倍，主要系本公司確認聯營、合營企業和其他參股企業等股利所致。

4) *其他應收款*

期末1,704萬元，期初3,210萬元，下降47%，主要系本公司收到撤回對荷蘭安申控股有限公司的投資款所致。

5) *可供出售金融資產*

期末191,257萬元，期初395,650萬元，下降52%，主要系本公司持有的長江證券等可供出售金融資產期末公允價值發生變動所致。

6) *在建工程*

期末1,770萬元，期初865萬元，上升105%，主要是本公司附屬分、子公司裝修改造所致。

7) *預收賬款*

期末1,677萬元，期初2,428萬元，下降31%，主要系本公司附屬公司年初預收賬款結轉收入所致。

8) *應付股利*

期末67萬元，期初643萬元，下降90%，主要系本公司支付股利51萬元和本公司附屬公司上海建國賓館有限公司向其少數股東支付股利525萬元所致。

9) 遞延所得稅負債

期末44,007萬元，期初95,105萬元，下降54%，主要系本公司持有的長江證券等可供出售金融資產期末公允價值發生變動確認遞延所得稅負債所致。

10) 資本公積

期末209,055萬元，期初362,350萬元，下降42%，主要系本公司持有的長江證券等可供出售金融資產期末公允價值發生變動所致。

3.1.2 合併利潤表項目變動的情況及原因

單位：萬元幣種：人民幣

	1月1日至3月31日		同比變動	
項目	**2008年**	**2007年**	**金額**	**%**
財務收入－淨額	178	–7	171	–2,796
投資收益	5,312	3,990	+1,322	+33
營業外收入	100	12	+88	+750
營業外支出	1	7	–6	–83

註：本集團2007年6月份轉出部分經濟型酒店整體資產和股權，增加對上海錦江國際旅館投資有限公司的投資，已轉出的上海錦江國際酒店發展股份有限公司北京錦亞酒店、上海錦江國際酒店發展股份有限公司瀋陽錦亞飯店、上海錦江國際酒店發展股份有限公司常州錦常分公司、上海錦江國際酒店發展股份有限公司長春分公司和上海錦亞旅館有限公司不再納入合併範圍。上述經濟型酒店2007年1月1日至2007年3月31日止期間營業收入886萬元，淨利潤46萬元。

合併利潤表部分項目變動原因簡要分析：

1) 財務收入 — 淨額

本期財務收入178萬元，上年同期財務費用7萬元，主要系本公司及其附屬公司存款利息收入增加所致。

2) 投資收益

本期5,312萬元，上年同期為3,990萬元，上升33%，主要系本公司按權益法調整的被投資企業所有者權益增加和確認下屬參股公司股利增加所致。

本公司根據財政部於2007年11月16日發佈的《企業會計準則解釋第1號》第七條的規定：「投資企業對於首次執行日之前已經持有的對聯營企業及合營企業的長期股權投資，如存在與該投資相關的股權投資借方差額，還應扣除按原剩餘期限直線攤銷的股權投資借方差額，確認投資損益。」調整了上年同期比較數據。

3) 營業外收入

本期100萬元，上年同期為12萬元，上升約7倍，主要系本公司附屬公司將無法支付應付款項轉收入所致。

4) 營業外支出

本期1萬元，上年同期為7萬元，下降83%，主要系本公司附屬公司處置固定資產淨損失同比減少所致。

3.1.3 合併現金流量表項目變動的情況及原因

單位：萬元幣種：人民幣

	1月1日至3月31日		同比變動	
項目	**2008年**	**2007年**	**金額**	**%**
經營活動產生的現金流量淨額	747	313	+434	+138
投資活動產生的現金流量淨額	2,766	–188	+2,954	不適用
籌資活動產生的現金流量淨額	–596	–1,047	+451	不適用

合併現金流量表部分項目變動原因簡要分析：

1) 報告期內經營活動產生的現金流量淨流入747萬元，比上年同期增加434萬元，主要系附屬公司費用支付減少所致。

2) 報告期內投資活動產生的現金流量淨流入2,766萬元，上年同期為淨流出188萬元，同比增加流量淨額2,954萬元，主要系本公司收到撤回對荷蘭安申控股有限公司的投資款以及取得投資收益收到的現金增加所致。

3) 報告期內籌資活動產生的現金流量淨額 — 596萬元，比上年同期減少淨流出451萬元，主要系本公司附屬公司上海建國賓館有限公司於上年同期歸還借款1000萬元和於報告期向其少數股東支付股利525萬元等所致。

3.2 重大事項進展情況及其影響和解決方案的分析說明

✓適用 □不適用

與日常經營相關的關聯交易

(1) 銷售商品、提供勞務的重大關聯交易

單位：元幣種：人民幣

關聯方名稱	關聯交易內容	關聯交易定價原則	關聯交易金額	佔同類交易額的比重(%)	關聯交易結算方式	關聯交易對公司利潤的影響
錦江酒店集團及其下屬酒店服務類企業	酒店管理	市場價格	10,689,118	42.83	現金	拓展酒店管理市場
錦江國際、錦江酒店集團及其下屬酒店服務類等企業	銷售貨物	市場價格	34,202,999	74.66	現金	實施統一採供降低成本

(2) 本公司將部分結算資金或閒置資金存入錦江國際集團財務有限責任公司（經批准的非銀行金融機構），報告期末餘額為50,556萬元。本公司即將召開的2007年度股東大會將審議財務公司存款的議案，公司2008年度在錦江國際集團財務有限責任公司預計存款餘額最高上限不超過8億元人民幣。

3.3 公司、股東及實際控制人承諾事項履行情況

□適用 ✓不適用

3.4 預測年初至下一報告期期末的累計淨利潤可能為虧損或者與上年同期相比發生大幅度變動的警示及原因說明

□適用 ✓不適用

3.5 證券投資情況

□適用 ✓不適用

單位：元

序號	證券代碼	證券簡稱	期末持有數量(股)	初始投資金額	期末賬面值	期初賬面值	會計核算科目
1	000783	長江證券	100,637,463	156,026,908	1,827,576,328	3,850,389,334	可供出售金融資產
2	002186	全聚德	1,000,000	1,180,000	47,610,000	59,030,000	可供出售金融資產
3	600655	豫園商城	515,315	1,733,060	16,716,819	16,526,152	可供出售金融資產
4	601328	交通銀行	801,400	1,000,000	8,005,986	12,517,868	可供出售金融資產
5	600627	上電股份	180,000	660,000	8,433,000	12,490,200	可供出售金融資產
6	600647	同達創業	330,000	539,437.47	4,224,000	5,547,300	可供出售金融資產
合計			—	161,139,405.47	1,912,566,133	3,956,500,854	

上海錦江國際酒店發展股份有限公司
法定代表人：俞敏亮
2008年4月30日

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年4月29日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement was released on 30 April 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Co., Ltd.

The First Quarterly Report 2008

§1. Important Notice

1.1 The Board of Directors, the Supervisory Committee as well as directors, supervisors and senior management of Shanghai Jinjiang International Hotels Development Co., Ltd. (hereinafter referred to as "the Company") warrant that this report does not contain any false or misleading statements or any material omissions and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of its contents.

1.2 All directors attended the Board Meeting.

1.3 The Financial Report of the Third Quarterly Report is unaudited.

1.5 Mr. Yu Minliang, Person in charge and Chairman of the Company; Mr. Chen Hao, Person in charge of Accounting Work and Chief Executive Officer; as well as Mr. Lu Zhenggang, Person in charge of Accounting Department, hereby confirm that the Financial Report enclosed in the Quarterly Report is true and complete.

§2. Company Profile

2.1 Major accounting data and financial indicators

Unit: RMB

	At the end of the report period	At the end of the previous year	Increase/decrease at the end of the report period compared with that at the end of the last year (%)
Total assets (Yuan)	4,263,228,727	6,262,493,837	-31.92
Owner's equity (Shareholders equity) attributable to shareholder of listed company (Yuan)	3,509,400,923	4,973,465,013	-29.44
Net assets per share attributable to shareholder of listed company (Yuan)	5.8176	8.2446	-29.44

	From the beginning of the year to the end of the report period	Increase/decrease during the report period compared with that of the last year (%)
Net cash flow arising from operating activities (Yuan)	7,467,921	138.47
Net cash flow per share arising from operating activities (Yuan)	0.0124	138.47

	The report period	From the beginning of the year to the end of the report period	Increase/decrease during the report period compared with that of the last year (%)
Net profit attributable to shareholder of listed company (Yuan)	68,886,951	68,886,951	23.50

EPS-Basic (Yuan)	0.1142	0.1142	23.50
EPS-Basic after deducting non-recurring gains and losses (Yuan)	0.1130	0.1130	22.26
EPS-Diluted (Yuan)	0.1142	0.1142	23.50
Return on equity fully diluted (%)	1.96	1.96	-0.70-
Return on equity fully diluted after deducting non-recurring gains and losses (%)	1.94	1.94	-0.72-

Items of non-recurring gains and losses	From the beginning of the year to the end of the report period (Yuan)
Net non-operating income and expenses excluding the above	-991,394
Effect of income tax	247,849
Total	-743,545

Note: accounting data and financial indicators such as return on equity, Owner's equity attributable to shareholder of listed company and net assets per share attributable to shareholder of listed company was calculated in accordance with relevant provisions stipulated in New Accounting Standard. Fair value of the financial assets available for sale such as Changjiang River Securities held in the first quarter of 2008 was calculated based on closing price in Shanghai Stock Exchange (or Shenzhen Stock Exchange) on 31 Mar. 2008. Therefore, there are significant changes compared to similar accounting data and indicators in the same period.

If the change in fair value of the said financial assets available for sale at the end of the period is deducted, net asset per share attributable to shareholders of the listed company at the end of the period will increase by 0.1142 yuan or 3.25% compared to the end of the same period last year. Fully diluted return on net assets increased by 0.49 percentage points compared to the same period last year.

2.2 Total number of shareholders at the end of the report period and statement on shares held by the top ten tradable shareholders holding shares not subject to trading moratorium

Unit: share

Total number of shareholders	66,940 (33,463 A shareholders and 33,477 B shareholders))	
Shares held by the top ten tradable shareholders not subject to trading moratorium		
Name of shareholders (Full name)	Number of tradable shares not subject to trading moratorium held	Type of share
Shanghai Jinjiang International Hotels (Group) Co., Ltd.	44,932,040	RMB ordinary share
Double Coin Holdings Ltd.	8,541,951	RMB ordinary share
Dacheng Selected Value-added Mixed Type Securities Investment Funds	6,343,376	RMB ordinary share
Huaxia Bonus Mixed Open-ended Securities Investment fund	5,605,751	RMB ordinary share
Shanghai Fancy Ocean Investment Co., Ltd.	4,823,200	RMB ordinary share
HSBC FS,HTSG A/C 9006G A/C 11-01960	4,431,398	Domestically listed foreign share
Zhonghai Energy Strategic Mixed Type Securities Investment Funds	3,844,303	RMB ordinary share
LOF	2,745,176	RMB ordinary share
Nikko Asset Management Co., Ltd - Nikko AM RMB A Share Parent Fund	2,499,969	RMB ordinary share
Bank of Communications Schroder stable mixed type securities investment fund	2,184,259	RMB ordinary share

2.3 Brief retrospect on overall operating activities of the Company in the report period

The Company realized sales income of RMB 199,890,000 in the first quarter, 1.69% up year-on-year; realized sales profit of RMB 79,290,000, 19.44% up year-on-year, and realized net profit attributable to shareholders of listed company of RMB 68,890,000, 23.50% up year-on-year. The main operations stably developed and got good achievements. Including:

In hotel investment and operation, four high-end star-ratedhigh-end star-rated hotels of which the Company holding more than 40% shares and has operated for more than one year reached the average occupancy rate of 71.9% in the third quarter, down by 0.5 percentage points over the same period of last year; average room rate amounted to RMB 988, 3.4% down from the same period of last year.

In star hotel management, one star-rated hotel was added under the management of Jinjiang International Hotels Management Company and increased 308 rooms in the first quarter, income from management of star-rated hotels reached RMB 14,690,000, up by 5.81% over the same period of last year.

In catering and food, Shanghai KFC Co., Ltd added 7 branches and realized sales of RMB 527,570,000 in the first quarter, up by 27.69% over the same period of last year; Shanghai New Asia Cafe de Coral Catering Co., Ltd. realized sales of RMB 48,870,000 in the first quarter, up by 5.45% over the same period of last year; Shanghai Jing An Bakery Co., Ltd realized sales of RMB 9,870,000 in the first quarter, up by 28.46% over the same period of last year; Shanghai Jinjiang Tung Lok Catering Management Co., Ltd realized sales of RMB 4,380,000 in the third quarter, up by 194.2% over the same period of last year.

2.4 Incomes sale, cost and cost rate of certain businesses

Unit: Yuan Currency: RMB Audit type: not audited

Business	Sales income	Cost of sales	Cost ratio (%)

Hotel operation business	123,406,156	22,950,717	18.60
Hotel management business	24,957,371	406,780	1.63
Catering and food business	4,912,548	2,541,501	51.73
Good supply business	45,813,430	43,873,577	95.77

Note: Shanghai Pearl Hotel of New Asia, subsidiary of the Company, carried out overall decoration in the report period. Revenue of the hotel was RMB 1,830,000 at the same period of the last year.

§3. Significant Events

3.1 Particular about large-margin change in main item of accounting statement and financial indicators and reason for change

√Applicable □N/A

3.1.1 Particular about change in balance sheet and reasons for change

Unit: RMB '0000

Item	31 Mar. 2008	1 Jan. 2008	Change	
			Amount	%
Notes receivable	5	11	-6	-60
Prepaid accounts	118	198	-80	-40
Dividend receivable	9,680	151	+9,529	+6,295
Other account receivable	1,704	3,210	-1,506	-47
Available for sale financial assets	191,257	395,650	-204,393	-52
Construction in progress	1,770	865	905	+105
Accounts receivable in advance	1,677	2,428	-751	-31
Dividend payable	67	643	-576	-90

Deferred income tax liabilities	44,007	95,105	-51,098	-54
Capital reserves	209,055	362,350	-153,295	-42

Brief analysis of reasons for change of part items in consolidated balance sheet:

1) Notes receivable

Amount at the end of period was RMB 50,000, down by 60% compared with RMB 110,000 at the beginning of period, mainly because Shanghai Hyland Hotel Co., Ltd, subsidiary of the Company, collected payment for goods.

2) Prepaid accounts

Amount at the end of period was RMB 1,180,000, down by 40% compared with RMB 1,980,000 at the beginning of period, mainly because branch companies and subsidiaries of the Company received payment for purchased goods from suppliers in advance at the beginning of the report period.

3) Dividend receivable

Amount at the end of period was RMB 96.8 million, approximately 63 times up compared with RMB 1.51 million at the beginning of period, mainly because the Company recognized the dividend from associate companies, joint ventures and other investee companies.

4) Other accounts receivable

Amount at the end of period was RMB 17.04 million, down by 47% compared with RMB 32.1 million at the beginning of period, mainly because the Company received withdrawn investment fund of Netherlands Anshen Holding Co., Ltd.

5) Financial assets available for sale

Amount at the end of period was RMB 1,912.57 million, down by 52% compared with RMB3,956.5 million that at the beginning of period, mainly because the fair value of Changjiang Securities, which was financial assets available for sale held by the Company, changed at the end of the period.

6) Construction in progress

Amount at the end of period was RMB 17.71 million, up by 105% compared with RMB 8.65 million at the beginning of period, mainly because branches and subsidiaries of the Company carried out decoration works.

7) Accounts receivable in advance

Amount at the end of period was RMB 16.77 million, down by 31% compared with RMB 24.28 million at the beginning of period, mainly because accounts receivable in advance of subsidiaries of the Company were transferred to income.

8) Dividend payable

Amount at the end of period was RMB 0.67 million, down by 90% compared with RMB 6.43 million at the beginning of period, mainly because the Company paid dividend for RMB 0.51 million and Jianguo Hotel Shanghai Co., Ltd paid dividend to minority shareholders for RMB 5.25 million.

9) Deferred income tax liabilities

Amount at the end of period was RMB 440.07 million, down by 54% compared with RMB 951.05 million at the beginning of period, mainly because the change in fair value of Changjiang Securities held by the Company was recognized as deferred income tax liabilities.

10) Capital reserves

Amount at the end of period was RMB 2,090.55 million, down by 42% compared with RMB 3623.5 million at the beginning of period, mainly because fair value of Changjiang Securities held by the Company changed at the end of report period.

3.1.2 Particular about change in consolidated profit statement and reasons for change

Unit: RMB ’0000

Item	1 Jan.-31 Mar.		Change compared with the same period last year	
	Year 2008	Year 2007	Amount	%
Net financial	178	-7	171	-2,796

income				
Gain from investment	5,312	3,990	+1,322	+33
Non-operating income	100	12	+88	+750
Non-operating expense	1	7	-6	-83

Note: The Group transferred the entire assets and equities of certain budget hotels in June 2007 and increased investment on Shanghai Jinjiang International Hotels Management Company. Transferred companies Beijing Jinya Hotel, Shenyang Jinya Restaurant, Changzhou Jinchang Branch, Changchun Branch and Shanghai Jinya Hotel of Shanghai Jinjiang International Hotels Development Co., Ltd were no longer included in the consolidated accounts. Revenue of the aforesaid budget hotels was RMB 8.86 million and net profit was RMB 0.46 million from 1 Jan. 2007 to 31 Mar. 2007.

Brief analysis of reasons for change of certain items in consolidated profit statement:

1) Net financial income

Amount for this period was RMB 1.78 million and financial expense was RMB 70,000 at the same period of last year, mainly because deposit interests of subsidiaries and the Company increase.

2) Gain from investment

Amount for this period was RMB 53.12 million, up by 33% compared with RMB 39.9 million at the same period of last year, mainly because owner's equity of invested entity based on equity method increased and dividend of the subsidiary investee companies increased.

In accordance with provisions in Article 7 of Explanation No. 1 on Accounting

Standards for Business Enterprises issued by Ministry of Finance P.R.C. on 16 November 2007 "Long-term equity investment of associate companies and joint ventures held by the investing companies before the first adoption, in case that there are debit equity investment difference related to the investment, the Company should deduct the original debit equity investment difference to recognize gains and losses from investment ", the Company adjusted comparison data for the same period of last year.

3) Non-operating income

Amount for this period was RMB 1 million, 7 times than RMB 0.12 million at the same period of last year, mainly because subsidiary of the Company was not able to pay for accounts payable.

4) Non-operating expense

Amount for this period was RMB 10,000, down by 83% compared with RMB 70,000 at the same period of last year, mainly because net loss from disposal of fixed assets of subsidiary of the Company decreased year-on-year.

3.1.3 Changes in items in consolidated cash flow statement and reasons

Unit: RMB '0000

Items	1 Jan.-31 Mar.		Change compared with the same period last year	
	Year 2008	Year 2007	Amount	%
Net cash flow arising from operating activities	747	313	+434	+138
Net cash flow arising from investing activities	2,766	-188	+2,954	N/AN/A
Net cash flow arising from financing activities	-596	-1,047	+451	N/AN/A

Brief analysis of reasons for change of certain items in consolidated cash flow statement:

1) Net cash inflow arising from operating activities was RMB 7.47 million in the report period, an increase of RMB 4.34 million compared with that at the same period of last year, mainly because the expense payable of subsidiary company decreased.

2) Net cash inflow arising from investing activities was RMB 27.66 million in the report period, an increase of RMB 29.54 million compared with RMB 1.88 million at the same period of last year, mainly because the Company received investment withdrawal from Netherlands Anshen Holding Co., Ltd and cash from investment income increased.

3) Net cash inflow arising from financing activities was RMB -5.96 million in the report period, a decrease of RMB 4.51 million compared with that at the same period of last year, mainly because Jianguo Hotel Shanghai Co., Ltd, subsidiary of the Company, repaid loans of RMB 10 million in the last period and paid dividend to minority shareholders with RMB 5.25 million.

3.2 Progress and impact of significant events and influence and explanation on analysis of solution

√Applicable □N/A

Related transaction related to ordinary course of business

(1) Significant related transaction related with sales of goods or providing of services

Unit: RMB '0000

Related party	Content of related transaction	Pricing principle of related transaction	Amount of related transaction	Proportion in similar transaction amount	Payment way of related transaction	Influence on profit of the Company
Jinjiang Hotels	Hotel	Market price			Cash	Expanding

Group and services enterprise of its underlying hotels	management		10,689,118	42.83		market of hotel management
Jinjiang International, Jinjiang Hotels Group and services enterprise of its underlying hotels	Sales of goods	Market price	34,202,999	74.66	Cash	Implement unified purchase and supply so as to reduce cost

(2) The Company deposited the part of settlement funds or idle funds into Jinjiang International Group Finance Co., Ltd. (authorized non-bank financial institute), and balance was RMB 505.56 million in the end of report period. The resolution on the deposit with the finance company will be examined and approved at the forthcoming Shareholders' General Meeting 2007 of the Company. The projected deposit balance with Jinjiang International Group Finance Co., Ltd in 2008 is capped at RMB 800 million.

3.3 Implementation on commitments made by the Company, shareholders and de facto controller

□Applicable √N/A

3.4 Warnings of forecast possible loss or great change of the accumulated net profit made during the period from the beginning of the year to the end of the next report period compared with the same period of the last year, as well as explanations on

the reasons

□Applicable √N/A

3.5 Securities investment

√Applicable □N/A

Unit: Yuan

No.	Code of stock	Short form of the stock	Number of share held at the period-end (share)	Initial investment amount	Book value at period-end	Book value at period-begin	Account checking subject
1	000783	Changjiang Securities	100,637,463	156,026,908	1,827,576,328	3,850,389,334	Available-for-sale financial assets
2	002186	Quanjude	1,000,000	1,180,000	47,610,000	59,030,000	Available-for-sale financial assets
3	600655	Yuyuan Tourist Mart	515,315	1,733,060	16,716,819	16,526,152	Available-for-sale financial assets
4	601328	Bank of Communications	801,400	1,000,000	8,005,986	12,517,868	Available-for-sale financial assets
5	600627	Shangdian Gufen	180,000	660,000	8,433,000	12,490,200	Available-for-sale financial assets
6	600647	Tongda Venture	330,000	539,437.47	4,224,000	5,547,300	Available-for-sale financial assets
Total			—	161,139,405.47	1,912,566,133	3,956,500,854	

Shanghai Jinjiang International Hotels Development Co., Ltd.

Legal Representative: Yu Minliang

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau|
Joint Company Secretaries

Shanghai, China, 29 April 2008

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：02006)

於其他海外監管市場發布的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司旗下一間以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司(「本公司」)於2008年5月8日於上海和香港發布：

上海錦江國際酒店發展股份有限公司
第五屆董事會第二十四次會議決議公告
暨關於召開2007年度股東大會公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第二十四次會議於2008年5月7日以通訊方式召開，與會董事共15人，佔董事會成員的100%。會議審議並通過了關於召開2007年度股東大會的議案。

一、會議時間：2008年5月30日(周五)上午9:30

二、地點：上海廣場假日酒店三樓遠近堂(上海市天目西路285號)

三、會議召集人：公司董事會

四、會議議程：

1、 審議《2007年度董事會報告》

2、 審議《2007年度監事會報告》

3、 審議《2007年度財務決算報告》

4、 審議《2007年度利潤分配方案》

5、 審議《關於支付會計師事務所審計費用的議案》

6、審議《關於2008年度續聘會計師事務所的議案》

7、審議《關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案》

8、聽取《獨立董事2007年度述職報告》

以上議案1–7的具體內容詳見公司於2008年4月10日在上海證券報、大公報上披露的五屆二十二次董事會決議公告，公司上述決議公告可同時參閱上海證券交易所網站(www.sse.com.cn)和公司網站(www.jinjianghotels.sh.cn)。

五、會議出席對象：

1、公司董事、監事及高級管理人員；

2、2008年5月15日(周四)下午交易結束後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東和2008年5月20日(周二)下午交易結束後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司B股股東(B股最後交易日為2008年5月15日)；

3、公司聘請的見證律師等其他相關人員。

六、會議登記辦法：

1、登記時間：2008年5月22日(周四)，9:00 – 16:00

2、登記地點：上海市廣東路51號5樓接待室

3、登記方式：

A、個人股東持股東帳戶、本人身份證；如委托登記，需持股東帳戶、委托人身份證及受托人身份證。

B、法人股東代表持營業執照複印件(須加蓋公章)、法定代表人書面委托書(須加蓋公章)、出席人身份證和股東帳戶卡。

4、異地股東可於2008年5月22日前以信函或傳真方式登記，信函或傳真登記需認真填寫《股東參會登記表》(見附件一)，並附上述3／A、B款所列的證明材料複印件。

七、凡符合出席條件的股東可以書面形式委托他人出席股東大會，受托人須持授權人身份證複印件、股東帳戶卡、本人身份證及授權委托書(見附件二)方可出席。

八、其他事項：

1、本次會議會期預計半天，出席會議人員的交通及食宿費自理；

2、根據證券監管機構的有關規定，本次會議不發放禮品和有價證券；

3、 聯繫地址：上海市廣東路51號5樓董事會秘書室

聯繫人： 張小姐

郵編： 200002，電話：63217132，傳真：63217720

特此公告。

上海錦江國際酒店發展股份有限公司董事會

2008年5月8日

附件一：

上海錦江國際酒店發展股份有限公司
2007年度股東大會股東參會登記表

股東姓名： 身份證號碼：

股東帳號： 持有股數：

聯繫地址：

郵政編碼： 聯繫電話：

附件二：

授權委託書

茲委託 先生／女士代表本人／本公司參加上海錦江國際酒店發展股份有限公司2007年度股東大會，並代為行使表決權。

序號	議案	投票指示
1	2007年度董事會報告	□同意 □反對 □棄權
2	2007年度監事會報告	□同意 □反對 □棄權
3	2007年度財務決算報告	□同意 □反對 □棄權
4	2007年度利潤分配方案	□同意 □反對 □棄權
5	關於支付會計師事務所審計費用的議案	□同意 □反對 □棄權
6	關於2008年度續聘會計師事務所的議案	□同意 □反對 □棄權
7	關於2007年度日常關聯交易執行情況及2008年度擬發生關聯交易的議案	□同意 □反對 □棄權
備註	1、 上述審議事項，委託人可在同意、反對或棄權方框內打「√」，作出投票表示。 2、 委託人未作任何投票表示，則受託人可以按照自己的意願表決。	

委托人簽名：　　身份證號碼：

股東帳號：　　持有股數：

受托人簽名：　　身份證號碼：

委托書有效期限：　　委托日期：

(註：本授權委托書的剪報、複印件或按上述格式自製均有效)

承董事會命
上海錦江國際酒店(集團)股份有限公司
康鳴、袁阡佑
聯席公司秘書

中國上海，2008年5月7日

於本公告日期，執行董事為俞敏亮先生、陳文君女士、楊衛民先生、陳灝先生、袁公耀先生、徐祖榮先生、韓敏先生和康鳴先生，非執行董事為沈懋興先生，獨立非執行董事則為季崗先生、夏大慰先生、孫大建先生、芮明杰先生、楊孟華先生、屠啟宇先生、沈成相先生和李松坡先生。

* *該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement was released on 8 May 2008 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the ''Company''), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jinjiang International Hotels Development Co., Ltd.

Resolutions on the 24th Meeting of the 5th Board of Directors

Notice convening the Shareholders' General Meeting 2007

Board of Directors of **Shanghai Jinjiang International Hotels Development Co., Ltd** *and directors guarantee the correctness, accuracy and completeness of the contents of information disclosure and confirm that there are no material omissions or errors which would render any statement misleading.*

We announced that the 24th meeting of the 5th Board of Directors of Shanghai Jinjiang International Hotels Development Co., Ltd was held through telecommunication on 31 Mar. 2008. Present Directors totaled 15 persons, which accounted for 100% of directors. Resolution on holding the Shareholders' General Meeting 2007 was reviewed and approved at the meeting.

I. Time: 9:30 am, 30 May 2008

II. Venue: Yuanjin Tang, 3/F, Shanghai Plaza Wing Hotel (No. 285, Tianmu Road

West, Shanghai City)

III. Convener: Board of Directors of the Company

IV. Meeting Agenda:

1. Reviewed and approved Repot of the Board of Directors of 2007
2. Reviewed and approved Repot of the Board of Supervisors of 2007
3. Reviewed and approved Final Financial Report 2007
4. Reviewed and approved Profit Distribution Plan 2007
5. Reviewed and approved Resolution on Payment of Audit Fees for Certified Public Accountants' Firm
6. Reviewed and approved Resolution on Reappointment of Certified Public Accountants' Firm 2008
7. Reviewed and approved Resolution on Execution of Ongoing Connected Transactions of the Company in 2007 and Ongoing ConnectedTransactions Budget in 2008
8. Listened to Report on Work of Independent Directors 2007

Details of the above resolution 1-7 referred to Public Notice on Resolutions of the 22nd Meeting of the 5th Board of Directors published in Shanghai Securities News, HK Ta Kung Po dated 10 Apr. 2008, and the aforesaid resolutions referred to website of Shanghai Stock Exchange www.sse.com.cn as well as www.jinjianghotels.sh.cn.

V. Attendees:

1. Directors, supervisors and senior managers of the Company;
2. Shareholders of A shares of the Company whose names appeared on the register kept by China Securities Depository and Clearing Corporation Limited Shanghai Branch at the close of trading in the afternoon of 15 May 2008 (Thursday) and shareholders of B shares of the Company whose names appeared on the register kept by in China Securities Depository and Clearing Corporation Limited Shanghai Branch at the close of trading in the afternoon of 20 May 2008 (Tuesday). Shareholder may appoint proxies to attend the meeting and vote, and proxies need not be shareholders of the Company. (The last trading date was 15 May 2008);

3. Witness lawyer engaged by the Company and other related personnel.

VI. Registration method of attendance:

1. Registration Time: 9:00 am-16:00 pm, 22 May 2008 (Thursday)
2. Registration address: Reception room, 5/F, No. 52, Guangdong Road, Shanghai City
3. Registration method:

   A. Individual shareholders holding stock account and ID card; proxies holding stock account, ID card of appointor and ID card of proxy.

   B. Representatives of Legal person shareholders holding copy of business license (affixed with official seal), Letter of Authorization of Legal Representative (affixed with official seal), ID card of attendee and stock account.
4. Shareholders located in other cities may register before 22 May 2008 through letter or fax. The Registration Form (referred to attachment 1) should be filled in properly in the letter and fax registration, and copy of certification materials listed in Article 3/A, B should be attached.

VII. Shareholders qualified for attendance can appoint someone to attend the Shareholders' General Meeting in writing, and the proxy should hold copy of ID card of the authorizing party, stock account, ID card and Letter of Authorization (referred to attachment 2)

VIII. Other items:

1. Expense of the meeting: expense of room &board and communication of attendee would be self paid and planned time for the meeting was half a day;
2. Gifts and quoted securities would not be issued at the meeting according to related regulations of securities regulatory authorities;
3. Contact address: Office of Secretary to the Board of Directors, 5/F, No. 51, Guangdong Road, Shanghai City

   Contact: Miss Zhang

   Fax: 0755-26691130

   Postal code: 200002 Tel: 63217132 Fax: 63217720

Board of Directors

Shanghai Jin Jiang International Hotels Development Company Limited

8 May 2008

Attachment I:

Shanghai Jinjiang International Hotels Development Co., Ltd.

Registration Form on Attendance of Shareholders' General Meeting 2007

Name of shareholder: ID Card No.:

Stock account: Number of shareholdings:

Contact Address:

Postal code: Tel:

Attachment II:

Letter of Authorization

This is to appoint MR/MS to attend the Shareholders' General Meeting 2007 of Shanghai Jinjiang International Hotels Development Co., Ltd on behalf of me/us, and exercise the voting rights.

Sequence No.	Resolution	Voting indication
1.	Report of Board of Directors of 2007	□For □Against

		□Abstention
2	Report of Board of Supervisors of 2007	□For □Against □Abstention
3	Final Financial Report 2007	□For □Against □Abstention
4	Profit Distribution Plan 2007	□For □Against □Abstention
5	Resolution on Payment of Audit Fees for Certified Public Accountants' Firm	□For □Against □Abstention
6	Resolution on Reappointment of Certified Public Accountants' Firm 2008	□For □Against □Abstention
7	Reviewed and approved Resolution on Execution of Ongoing Connected Transactions of the Company in 2007 and Ongoing ConnectedTransactions Budget in 2008	□For □Against □Abstention
8	Resolution on Issuance of convertible corporate bonds for which the transaction of warrants is separated from the transaction of bonds	□For □Against □Abstention
Remarks	1. As for the aforesaid items reviewed and approved, the appointor may mark "/" in the item of relevant voting opinion. 2. In case that the appointor gives no detailed indications, the proxy will vote according to his/her will.	□For □Against □Abstention

Signature of appointor: ID Card No.:

Stock account: Number of shareholdings:

Signature of assignee: ID Card No.:

Valid term: Appointment Date:

(Note: Press clipping, copy and self-made in accordance with the above format of Letter of Authorization are also valid.)

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau|
Joint Company Secretaries

Shanghai, China, 7 May 2008

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END